September 5, 2013

Robert Errett, Esq. Special Counsel U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	UBS Commercial Mortgage Trust 2012-C1
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013

Form 10-D for the Monthly Distribution Period from June 13, 2013 to July 12, 2013
Filed July 24, 2013
File No. 333-177354-01

Dear Mr. Errett:

We are counsel to UBS Commercial Mortgage Securitization Corp. (“UBSCMS”) in connection with your letter dated August 2, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K and Form 10-D (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of UBSCMS.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of UBSCMS.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 31

1.
Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the title of the certification

Robert Errett, Esq.

September 5, 2013

includes language that is not part of Item 601(b)(31)(ii), your introductory sentence includes the title of the certifying individual and your first paragraph does not identify the issuing entity. Please confirm that in future filings your certification will conform to the specific form and content provided in Item 601(b)(31)(ii).

We confirm that in future filings, the certification required of UBSCMS under Exchange Act Rule 15d-14(d) will conform to the specific form and content required by Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 33

2.
We note that Deutsche Bank Trust Company Americas (“Deutsche Bank”) serves as trustee with respect to the transaction. We also note that Deutsche Bank’s report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(2)(iii) is excluded from the applicable servicing criteria because Deutsche Bank has concluded that it is not applicable to the activities that it performs with respect to the platform. However, the chart set forth on Schedule II to the pooling and servicing agreement shows that for this transaction the trustee is one of the entities responsible, as applicable, for the criteria in Item 1122(d)(2)(iii). Based on Section 4.07 of the applicable pooling and servicing agreement it appears that Deutsche Bank may be assigned activities that may fall under the servicing criteria in Item 1122(d)(2)(iii). With a view towards disclosure, please explain why Deutsche Bank did not provide an assessment with respect to Item 1122(d)(2)(iii).

Deutsche Bank furnished us with the following response to this comment:

“(i) Deutsche Bank’s platform-level assessment of compliance is for a platform consisting of the activities of its Trust & Securities Services division, which handles all of Deutsche Bank’s securitization trust administration activities; (ii) the “servicing activity” that would subject Deutsche Bank to Item 1122(d)(2)(iii) consists of its contingent duty, in certain transactions on the platform, to make advances after the failure on the part of the master servicer to timely make certain required advances or the occurrence of specified “events of default” (or “servicer termination events”) which trigger a duty for it to succeed to the duties of, and act as, the

Robert Errett, Esq.

September 5, 2013

servicer or master servicer1; (iii) Deutsche Bank’s management determined, in connection with its assessments of compliance, that no failure on the part of any master servicer to make required advances had occurred and no events of default triggering such backup servicing duties had occurred for the reporting period, i.e., Deutsche Bank had not assumed the role of servicer/master servicer, and hence any servicing duties (including advancing duties), with respect to any transactions on the platform; and (iv) given that Deutsche Bank was not obligated to make any advances or otherwise assume the role of servicer/master servicer, and hence any servicing duties (including advancing duties), for any transactions on the platform during the reporting period, Deutsche Bank’s management believed it appropriate to exclude such activities from its assessments of compliance.

In response to the Comment Letter, Deutsche Bank will include such contingent advance duties in its assessments of compliance in future years.”

Form 10-D for the Monthly Distribution Period from June 13, 2013 to July 12, 2013

Exhibit 99.1

3.
We note that the distribution report of Deutsche Bank Trust Company Americas (“Deutsche Bank”), included as an exhibit to the Form 10-D, includes a footnote indicating that it is conclusively relying upon information provided by third parties, has not independently verified any of that information and makes no representations as to the completeness, reliability, accuracy or suitability of such information. This statement seems to act as a disclaimer, which seems inconsistent with Deutsche Bank’s role in the servicing function and the servicing criterion in Item 1122 assigned to Deutsche Bank. It also is unclear what information in the distribution report Deutsche Bank may be responsible to confirm is complete, reliable, accurate and suitable and what information in the report is the responsibility of other entities to confirm is complete, reliable, accurate and suitable, and the identity of such

1 For example, under Section 7.02 of the pooling and servicing agreement for this transaction, after the Master Servicer receives a notice of termination upon the occurrence of a “Servicer Termination Event,” the Trustee assumes all duties of the Master Servicer (subject to certain exclusions and protections), including the duty to make certain advances.

Robert Errett, Esq.

September 5, 2013

concerns, please explain, with a view towards disclosure, why such a disclaimer is appropriate and how Deutsche Bank is capable of providing their assessment of compliance with the servicing criteria applicable to them if they have not confirmed the completeness, reliability, accuracy or suitability of information received from third parties.

Deutsche Bank furnished us with the following response to this comment:

“Deutsche Bank believes that the distribution report footnote accurately reflects its limited role in the relevant “servicing functions” for this transaction as specified in the pooling and servicing agreement (the “PSA”) and as disclosed to investors in the Prospectus Supplement dated April 24, 2012 (the “ProSupp”).  As the Regulation AB Release Notes recognize, servicing responsibilities are often divided among a number of parties, each of whom is deemed to be a “servicer” for Regulation AB purposes to the extent that its functions constitute servicing activity.  (See Release No. 33-8518; 34-50905; File No. S7-21-04, at 116).  Accordingly, under Regulation AB each “servicer” assesses compliance with respect to the servicing activities that it undertakes.

As is typical in securitization and debt finance transactions, Section 8.01(c) of the PSA provides that:

The Trustee’s and the Certificate Administrator’s duties and obligations shall be determined solely by the express provisions of this Agreement, neither the Trustee nor the Certificate Administrator shall be liable except for the performance of such duties and obligations as are specifically set forth in regard to such party in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee or the Certificate Administrator and, in the absence of bad faith on the part of the Trustee or the Certificate Administrator, as the case may be, the Trustee and the Certificate Administrator may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any resolutions, certificates, statements, reports, opinions, documents, orders or other instruments furnished to the Trustee or the Certificate Administrator, as the case may be, that conform on their face to the requirements of this Agreement to

Robert Errett, Esq.

September 5, 2013

the extent set forth herein without responsibility for investigating the contents thereof. (emphasis added)

Thus, by the terms of the PSA, Deutsche Bank’s duties and liabilities as Trustee and Certificate Administrator are circumscribed to those set forth expressly in the PSA.

More specifically, Section 4.02(b) of the PSA, which relates to the duties of the Trustee and Certificate Administrator in respect of reports and notifications to Certificateholders provides that:

The Certificate Administrator shall not be responsible for the accuracy or completeness of any information supplied to it by the Master Servicer or Special Servicer that is included in any reports, statements, materials or information prepared or provided by the Master Servicer or Special Servicer, as applicable, and the Certificate Administrator shall be entitled to conclusively rely upon the Master Servicer’s reports and the Special Servicer’s reports without any duty or obligation to recompute, verify or re-evaluate any of the amounts or other information stated therein.

Similarly, Section 3.13 of the PSA (Reports to the Certificate Administrator; Collection Account Statements) specifically provides that:

[T]he Certificate Administrator shall be entitled to conclusively rely upon the Master Servicer’s reports and the Special Servicer’s reports without any duty or obligation to recompute, verify or recalculate any of the amounts and other information stated therein.

Robert Errett, Esq.

September 5, 2013

The respective roles of the parties in the reporting process, including their duties, exculpations and relevant disclaimers, were unambiguously disclosed to investors in the ProSupp.  For example:

ProSupp. at S-154:

if no Servicer Termination Event has occurred and is continuing, the Trustee will be required to perform, and will be liable for, only those duties specifically required under the Pooling and Servicing Agreement.

ProSupp. at S-158-9:

Based solely on the monthly loan information provided by the Master Servicer, the Certificate Administrator will calculate the amount of principal and interest to be paid to each class of Certificates on each Distribution Date.  In accordance with the Pooling and Servicing Agreement and based on the monthly loan information provided by the Master Servicer, the Certificate Administrator will perform distribution calculations, remit distributions on the Distribution Date to certificateholders and prepare a monthly statement to certificateholders detailing the payments received and the activity on the Mortgage Loans during the collection period.  In performing these obligations, the Certificate Administrator will be able to conclusively rely on the information provided to it by the Master Servicer, and the Certificate Administrator will not be required to recompute, recalculate or verify the information provided to it by the Master Servicer. (emphasis added)

ProSupp. at S-281:

The Certificate Administrator will not make any representations or warranties as to the accuracy or completeness of any information provided by it that was based, in whole or in part, on information received from third parties . . . ..

Robert Errett, Esq.

September 5, 2013

The Comment Letter further expresses the concern that:

It also is unclear what information in the distribution report Deutsche Bank may be responsible to confirm is complete, reliable, accurate and suitable and what information in the report is the responsibility of other entities to confirm is complete, reliable, accurate and suitable, and the identity of such entities.

Deutsche Bank respectfully submits that the relative roles and responsibilities of the parties with respect to data and investor reporting matters is set forth in extensive detail in the ProSupp and is well understood by CMBS investors, who are overwhelmingly institutional in nature.  Moreover, it would be both impractical and confusing to attempt to specify in a monthly distribution statement the precise derivation of each data element included in the distribution report.  Taken in this context, Deutsche Bank believes that the current brief footnote, which alerts readers to its limited role in the reporting process, serves as a helpful reminder to investors, who can obtain more detailed information on the precise roles of transaction parties in the data gathering and investor reporting process by reviewing relevant portions of the ProSupp and the PSA.  Nevertheless, in light of the concerns raised in the Comment Letter, Deutsche Bank intends to clarify the footnote in future investor reports, focusing on the Certificate Administrator’s reliance on information provided by third parties and referring investors to the ProSupp and governing transaction documents for additional information regarding the rights and responsibilities of the parties.  Deutsche Bank also will drop the “no representations” language in the footnote in favor of letting the transaction documents speak for themselves.  Thus, while the final text may vary slightly, in substance the footnote would read:

In connection with the Certificate Administrator's preparation of this Statement to Certificateholders, the Certificate Administrator is conclusively relying upon, and has not independently verified, information provided to it by various third parties, including the Master Servicer, Special Servicer and other parties to the transaction. The Certificate Administrator refers readers to the Prospectus, the Prospectus Supplement, and the governing transaction documents for additional information concerning the roles and responsibilities of the parties.

Robert Errett, Esq.

September 5, 2013

Finally, the Comment Letter poses the following question:

In light of such concerns, please explain, with a view towards disclosure, why such a disclaimer is appropriate and how Deutsche Bank is capable of providing their assessment of compliance with the servicing criteria applicable to them if they have not confirmed the completeness, reliability, accuracy or suitability of information received from third parties.

Deutsche Bank respectfully submits that the above-referenced PSA excerpts answer this question.  The applicable servicing criteria that Deutsche Bank is required to assess are the servicing duties that are actually imposed on Deutsche Bank as Trustee and Certificate Administrator for the transaction.  Since Deutsche Bank’s reporting duties do not include—but rather expressly exclude—the duty to confirm information receive from third parties, the servicing criteria applicable to Deutsche Bank and required to be assessed similarly exclude such duties.  Instead, Deutsche Bank’s assessment of its reporting duties covers its compliance with its express duties, which include its duties to: (a) timely transmit reports adhering to the requirements of the PSA (i.e., containing the required data elements, populated with data obtained from the specified sources) and (b) accurately perform specified calculations upon data furnished by others.”

* * *

In responding to the Staff’s comments with respect to the Filings, UBSCMS has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	UBSCMS is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	UBSCMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert Errett, Esq.

September 5, 2013

Please contact me with any questions you have regarding the foregoing.

Very truly yours, /s/ Frank Polverino
Frank Polverino

cc:	David Nass
Chad Eisenberger, Esq.
(UBS Commercial Mortgage Securitization Corp.)